PART IV
ITEM 15. Exhibits and Financial Statement Schedules

EXHIBIT 12 Cigna Corporation – Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions) Year Ended December 31,	2015	2014	2013	2012	2011

Income before income taxes	$3,327	$3,304	$2,176	$2,477	$1,876
Adjustments:
(Income) loss from equity investee	3	(18)	(17)	(10)	(15)
(Income) loss attributable to noncontrolling interests	17	5	(3)	(1)	(1)

Income before income taxes, as adjusted	$3,347	$3,291	$2,156	$2,466	$1,860

Fixed charges included in income:
Interest expense	$252	$265	$270	$268	$202
Interest portion of rental expense	54	50	38	43	38
Interest credited to contractholders	1	3	5	4	5

	$307	$318	$313	$315	$245

Income available for fixed charges	$3,654	$3,609	$2,469	$2,781	$2,105

RATIO OF EARNINGS TO FIXED CHARGES:	11.9	11.3	7.9	8.8	8.6

E-4 CIGNA CORPORATION - 2015 Form 10-K